Filed by BlackRock MuniYield New Jersey Fund, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: BlackRock New Jersey Municipal Bond Trust
Commission File No.: 811-21050
Date: March 2, 2018

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST (“BLJ”)

BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST (“BNJ”)

BLACKROCK MUNIYIELD NEW JERSEY FUND, INC. (“MYJ”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES

FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder,

Time is running short and the joint Special Shareholder Meeting is rapidly approaching. You recently received proxy materials relating to the proposals to be voted on at the joint Special Shareholder Meeting of BLJ, BNJ and MYJ which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Wednesday, March 28, 2018, at 3:00 p.m. (Eastern Time). You are receiving this SECOND REMINDER notice because you held shares of BLJ, BNJ or MYJ on the record date and we have not received your vote. Please help us avoid adjournments, reminder phone calls to shareholders, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Trustees of each fund believes that each proposal, as applicable to its respective fund, is in the best interests of that fund and its stockholders and unanimously recommends that you vote “FOR” the approval of each proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposals by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions; or

2. Vote by Touch-Tone Phone - by calling the toll free number on the enclosed proxy card or voting instruction form and following the instructions; or

3. Vote By Mail - by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided.

Remember, your vote is very important and counts. Voting now will minimize the expenses incurred with further reminder mailings and solicitation calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”) your broker or bank cannot vote your shares, your active participation in the vote process is needed.

If you have any questions about the proposals, please call Georgeson LLC, each fund’s proxy solicitor, toll free at 1-866-328-5445.

If you have already voted, please disregard this notice.

Thank you for voting!